Exhibit 99.3

BusinessLine
WEDNESDAY • JULY 20 • 2016
11

CIN: L32102KA1945PLC020800
Registered Office:
Wipro Limited,
Doddakanneli, Sarjapur Road, Bangalore-560 035, India
Website: www.wipro.com
Email id: info@wipro.com
Tel: +91-80-2844 0011
Fax: +91-80-2844 0054

WIPRO
Applying Thought

Extract of audited financial results of Wipro Limited and its Subsidiaries for the Quarter ended June 30, 2016

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2016	Year ended March 31, 2016	Quarter ended June 30, 2015
Total income from operations (net)	136,976	516,307	123,706
Net Profit / (Loss) before tax, exceptional and extraordinary items	26,711	114,933	28,031
Net Profit / (Loss) before tax but after exceptional and extraordinary items	26,711	114,933	28,031
Net Profit / (Loss) after tax, exceptional and extraordinary items	20,589	89,567	22,073
Total Comprehensive Income after tax	23,806	92,472	21,063
Equity Share Capital	4,941	4,941	4,938
Reserves excluding Revaluation Reserve	484,367	460,219	423,631
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	8.35	36.26	8.92
Diluted:	8.33	36.19	8.91

The audited consolidated interim financial results of the Company for the quarter ended June 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on July 19, 2016. The statutory auditors have expressed an unqualified audit opinion.

Financial Results of Wipro Limited under Ind AS

The condensed interim financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 ("the Companies Act"), as applicable and guidelines issued by the Securities and Exchange Board of India ("SEBI"). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

Upto the year ended March 31, 2016, the Company prepared its financial results in accordance with the requirements of the Previous GAAP (i.e. Indian GAAP), which included Standards notified under the Companies (Accounting Standards) Rules, 2006. These are the Company's first Ind AS financial results. The date of transition to Ind AS is April 1, 2015.

Audited Consolidated Financial results under Ind AS

Particulars	Quarter ended June 30, 2016	Year ended March 31, 2016	Quarter ended June 30, 2015
Total income from operations (net)	136,976	516,307	123,706
Net Profit / (Loss) before tax, exceptional and extraordinary items	26,711	114,937	28,032
Net Profit / (Loss) before tax but after exceptional and extraordinary items	26,711	114,937	28,032
Net Profit / (Loss) after tax, exceptional and extraordinary items	20,590	89,571	22,074
Total Comprehensive Income after tax	23,736	92,268	21,000
Equity Share Capital	4,941	4,941	4,938
Reserves excluding Revaluation Reserve	480,573	456,495	420,037
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	8.35	36.26	8.92
Diluted:	8.33	36.19	8.91

The audited consolidated interim financial results (under Ind AS) of the Company for the quarter ended June 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on July 19, 2016. The statutory auditors have expressed an unqualified audit opinion.

<u>Reconciliations between Previous GAAP and Ind AS</u>

i) Reconciliation of equity:

	As at March 31, 2016	As at June 30, 2015	As at April 1, 2015
Equity under Previous GAAP attributable to			
Equity holders of the Company	446,886	391,532	370,902
Non-controlling interest	2,224	1,827	1,646
Total equity under Previous GAAP	449,110	393,359	372,566
Effect of transition to Ind AS			
Impact of application of Ind AS 103 to past business combinations	9,930	11,347	11,253
Fair valuation of investments	2,135	1,344	1,338
Impairment for expected credit loss	(1,404)	(1,283)	(1,243)
Dividend and tax on dividend	2,959	20,656	20,656
Incremental deferred tax recognized, net	543	994	454
Others	387	385	260
Equity under Ind AS	₹ 463,660	₹ 426,802	₹ 405,284
Attributable to			
Equity holders of the Company	461,436	424,975	403,638
Non-controlling interest	2,224	1,827	1,646

ii) Reconciliation of Net Profit:

	Three months ended June 30, 2015
Net Profit under Previous GAAP attributable to	
Equity holders of the Company	21,331
Non-controlling interest	312
Net profit under Previous GAAP	21,643
Effect of transition to Ind AS	
Impact of retrospective application of Ind AS 103	(302)
Employee benefits	846
Share based compensation expense	(36)
Expected credit loss provisions	(40)
Fair valuation of investments	83
Tax impact on above, net	(133)
Others	15
Profit for the period under Ind AS attributable to	₹ 22,074
Equity holders of the Company	21,918
Non-controlling interest	156

Audited Standalone Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2016	Year ended March 31, 2016	Quarter ended June 30, 2015
Total income from operations (net)	115,875	446,808	107,754
Net Profit / (Loss) before tax, exceptional and extraordinary items	25,951	105,942	26,418
Net Profit / (Loss) before tax but after exceptional and extraordinary items	25,951	105,942	26,418
Net Profit / (Loss) after tax, exceptional and extraordinary items	20,077	82,005	20,630
Total Comprehensive Income after tax	21,744	79,144	18,017
Equity Share Capital	4,941	4,941	4,938
Reserves excluding Revaluation Reserve	429,496	407,316	379,969
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	8.17	33.38	8.40
Diluted:	8.15	33.31	8.38

The audited interim financial results of the Company for the quarter and year ended June 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on July 19, 2016. The statutory auditors have expressed an unqualified audit opinion.

<u>Reconciliations between Previous GAAP and Ind AS</u>

(i) Equity reconciliations

	As at Mar 31'2016	As at June 30'2015	As at April 1'2015
As reported under Previous GAAP	409,052	364,152	346,216
<u>Effect of transition to Ind AS</u>			
Proposed Dividend (incl Dividend distribution tax)	2,974	20,739	20,739
Impact on adoption of Ind AS 109			
Expected credit loss recognized	(1,347)	(1,226)	(1,186)
Change in fair valuation of investments	2,135	1,344	1,338
Intangible amortization	(368)	(319)	(302)
Tax impact	(337)	2	(475)
Others	148	215	55
Equity as per Ind AS	412,257	384,907	366,385

(ii) Net Profit

	Three months ended June 30, 2015
Net Profit under Previous GAAP	19,982
<u>Ind AS Adjustments</u>	
Employee benefits	846
Stock Compensation	(36)
Depreciation, amortization and impairment change	(16)
Change in fair valuation of investments	83
Expected credit loss recognized	(40)
Tax impact	(50)
Others	(39)
Net Profit under Ind AS	20,630

Notes

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company's website (URL: www.wipro.com).

Place: Bangalore
Date: July 19, 2016

By Order of the Board,
For Wipro Ltd.
Azim H Premji
Chairman & Managing Director

Wipro Limited
Regd. Office: Doddakanneli,
Sarjapur Road, Bangalore- 560035
www.wipro.com